# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SPORTSMAN'S WAREHOUSE HOLDINGS, INC., CIK 0001132105
CUSIP: 84920Y106
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1475 West 9000 South, Suite A, West Jordan, Utah (UT), 84088
Date of event which requires filing of this statement: 02/25/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001666231

## Reporting persons
- Union Square Park Partners, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,072,500; sole dispositive power 0; shared dispositive power 2,072,500; aggregate amount beneficially owned 2,072,500 (5.44% of the class)
- Union Square Park Capital Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,072,500; sole dispositive power 0; shared dispositive power 2,072,500; aggregate amount beneficially owned 2,072,500 (5.44% of the class)
- Union Square Park GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,072,500; sole dispositive power 0; shared dispositive power 2,072,500; aggregate amount beneficially owned 2,072,500 (5.44% of the class)
- Leon Zaltzman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 4,378; shared voting power 2,072,500; sole dispositive power 4,378; shared dispositive power 2,072,500; aggregate amount beneficially owned 2,076,878 (5.45% of the class)

## Item 1. Issuer
Name of issuer: SPORTSMAN'S WAREHOUSE HOLDINGS, INC.
Address of issuer's principal executive offices: 1475 WEST 9000 SOUTH, SUITE A, WEST JORDAN, UT, 84088

## Item 2. Person Filing
Name of person filing:
Union Square Park Partners, LP

Union Square Park Capital Management, LLC

Union Square Park GP, LLC

Leon Zaltzman
Address of principal business office or, if none, residence:
Union Square Park Partners, LP, 1120 Avenue of the Americas, Suite 1502, New York, NY, 10036

Union Square Park Capital Management, LLC,1120 Avenue of the Americas, Suite 1502, New York, NY, 10036

Union Square Park GP, LLC, 1120 Avenue of the Americas, Suite 1502, New York, NY, 10036

Leon Zaltzman, 1120 Avenue of the Americas, Suite 1502, New York, NY, 10036
Citizenship: Please refer to Item 4 on each cover sheet for each filing person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,076,878
Percent of class: 5.45
Sole power to vote or to direct the vote: 4,378
Shared power to vote or to direct the vote: 2,072,500
Sole power to dispose or to direct the disposition: 4,378
Shared power to dispose or to direct the disposition: 2,072,500

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
JOINT FILING STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on SCHEDULE 13G, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on SCHEDULE 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: April 9, 2025

Union Square Park Partners, LP
By: /s/ Leon Zaltzman
Name: Leon Zaltzman
Title: Managing Member of the General Partner

Union Square Park Capital Management, LLC
By: /s/ Leon Zaltzman
Name: Leon Zaltzman
Title: Managing Member

Union Square Park GP, LLC
By: /s/ Leon Zaltzman
Name: Leon Zaltzman
Title: Managing Member

Leon Zaltzman
/s/ Leon Zaltzman
Name: Leon Zaltzman

## Signatures
- Union Square Park Partners, LP: /s/ Leon Zaltzman, Leon Zaltzman - Managing Member of the General Partner (04/09/2025)
- Union Square Park Capital Management, LLC: /s/ Leon Zaltzman, Leon Zaltzman - Managing Member (04/09/2025)
- Union Square Park GP, LLC: /s/ Leon Zaltzman, Leon Zaltzman - Managing Member (04/09/2025)
- Leon Zaltzman: /s/ Leon Zaltzman, Leon Zaltzman (04/09/2025)